May 6, 2024

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, D.C.  20549-3561

Attention: Rolf Sundwall and Bonnie Baynes

Re: Stronghold Digital Mining, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Form 8-K, Furnished November 14, 2023
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-40931

Ladies and Gentlemen:

Set forth below are the responses of Stronghold Digital Mining, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 23, 2024, with respect to Form 8-K Furnished November 14, 2023 (“Form 8-K”) and Form 10-K for the Fiscal Year Ended December 31, 2023 (“Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Form 8-K or Form 10-K.

Form 8-K, Furnished November 14, 2023
Exhibit 99.1
Use and Reconciliation of Non-GAAP Financial Measures, page 13

1.	We continue to evaluate your response to prior comment 5 of our February 21, 2024 letter.

RESPONSE:  We acknowledge the Staff’s continued evaluation.

Form 10-K for the Fiscal Year Ended December 31, 2023
Notes to Consolidated Financial Statements
Note 1 – Basis of Presentation and Significant Accounting Policies
Cryptocurrency Hosting Revenue, page 94

2.
In your response to prior comment 4 in your letter dated March 6, 2024, you state that your hosting agreements do not qualify as a lease of the mining machines by the counterparty to you because the contracts do not convey to you the right to control the use of the bitcoin miners. Please provide a comprehensive accounting analysis with specific citation to ASC 842 supporting your determination that the hosting agreements do not convey to you the right to control the miners you host. Your analysis should include a discussion of how you applied the guidance in ASC Topic 842-10-15-4 through 15-8 as well as ASC Topic 842-10-15-17 through 15-26. It should also include specific references to, and your accounting analysis of, all sections of the hosting agreements that are relevant to the lease determination.

RESPONSE:  The following accounting analysis evaluates whether the arrangements entered into between the Company and Foundry Digital LLC (“Foundry”) and the Company and Cantaloupe Digital LLC (“Canaan”) (collectively, the “Hosting Contracts”) contain a lease for the Bitcoin miners delivered to the Company’s Panther Creek power plant under ASC 842, Leases. In the context of this ASC 842 lease evaluation, please note the Company represents the customer, and Foundry and Canaan represent the suppliers (i.e., Foundry and Canaan supply the hosted Bitcoin miners to the Company).

The first step in applying the lease accounting standard is to determine if the contract is or contains a lease. ASC 842-10-15-3 defines a lease as follows:

“A contract is or contains a lease if the contract conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. A period of time may be described in terms of the amount of use of an identified asset (for example, the number of production units that an item of equipment will be used to produce).”

Certain conditions must exist for a contract to be considered a lease. Per ASC 842-10-15-4, “To determine whether a contract conveys the right to control the use of an identified asset (see paragraphs 842-10-15-17 through 15-26) for a period of time, an entity shall assess whether, throughout the period of use, the customer has both of the following:
a.	The right to obtain substantially all of the economic benefits from the use of the identified asset (see paragraphs 842-10-15-17 through 15-19).
b.	The right to direct the use of the identified asset (see paragraphs 842-10-15-20 through 15-26).”

In other words, under ASC 842-10-15-4, there are three general requirements to consider when identifying a lease: (1) the contract depends on identified property, plant and equipment (“PP&E”); (2) the customer has the right to obtain substantially all of the economic benefits from use of the identified PP&E; and (3) the customer has the right to direct the use of the identified PP&E. If a contract does not meet any one of these requirements, the definition of a lease is not met.

(1)	Does each of the Hosting Contracts depend on the use of identified PP&E?

First, the Company analyzed the Hosting Contracts to determine if each of the arrangements contained an identifiable asset. Exhibit A of the Hosting Contracts details the model, specifications and number of Bitcoin miners that are owned by Foundry and Canaan and operated by the Company at its Panther Creek power plant.

Once an entity has determined that PP&E is specified in a contract, it must evaluate whether the supplier has the right to substitute the underlying asset throughout the period of use and, if so, whether the supplier’s substitution right is substantive. If the supplier has a substantive substitution right, the underlying asset does not represent an identified asset and the contract does not contain a lease. In assessing whether it has the right to use the identified asset, the Company evaluated whether Foundry and Canaan have substantive substitution rights per ASC 842-10-15-10 through 15. In particular, ASC 842-10-15-10 states the following:

“842-10-15-10 Even if an asset is specified, a customer does not have the right to use an identified asset if the supplier has the substantive right to substitute the asset throughout the period of use. A supplier’s right to substitute an asset is substantive only if both of the following conditions exist:

a.
The supplier has the practical ability to substitute alternative assets throughout the period of use (for example, the customer cannot prevent the supplier from substituting an asset, and alternative assets are readily available to the supplier or could be sourced by the supplier within a reasonable period of time).

b.
The supplier would benefit economically from the exercise of its right to substitute the asset (that is, the economic benefits associated with substituting the asset are expected to exceed the costs associated with substituting the asset).”

Based on the terms of the Hosting Contracts, Foundry and Canaan have the practical ability to substitute alternative assets (i.e., Bitcoin miners) throughout the period of use because they have the legal right to substitute alternative Bitcoin miners, and the Company cannot block the substitution. Alternative Bitcoin miners are also readily available to both suppliers or could be sourced by Foundry and Canaan within a reasonable period. Additionally, there are no contractual restrictions within the Hosting Contracts that limit either supplier’s ability to substitute alternative Bitcoin miners based on the occurrence of a particular event or the passage of time.

The next condition to evaluate is whether Foundry and Canaan would benefit economically from exercising their substitution rights. The Company first acknowledges that, in effect, there is a presumption under ASC 842-10-15-12 that the costs of substitution will exceed the benefits when the asset is not located at the supplier’s premises. Those circumstances apply to the Hosting Contracts because the assets are required to be delivered and installed onsite at the Company’s Panther Creek power plant. The Company also notes that, under the Hosting Agreement with Foundry, Foundry is solely responsible for any “cost and expense” associated with delivery of the Bitcoin Miners set forth in Exhibit A of the agreement. Under the Hosting Agreement with Canaan, per Section 3.6, “Cantaloupe and Stronghold agree to split and assume equally the logistics and shipping costs in connection with transportation of the Bitcoin Miners [set forth in Exhibit A] within the US, provided that such costs to be borne by Stronghold shall not exceed USD 15,000.” As such, the cost of substituting alternative Bitcoin miners is either the sole responsibility of the supplier (i.e., in the case of Foundry) or shared between the supplier and customer (i.e., in the case of Canaan). Section 5.3 Equipment Removal of the Hosting Contracts also states that, when any hosted Bitcoin miners cause “commercially unacceptable interference,” the costs to remove and return those Bitcoin miners and deliver replacement Bitcoin miners are the sole responsibility of Foundry and Canaan.

Despite the majority, if not all, of the substitution costs falling on the suppliers, it is the Company’s assertion that the suppliers would still benefit economically from substituting more efficient miners that were available at inception of each of the Hosting Contracts. Each hosting partner has the right to substitute hosted miners with more efficient models (measured in Joules Per Terahash), which would result in a meaningful margin improvement to either Foundry or Canaan and provide a net benefit that exceeds the one-time substitution costs. At contract inception, more efficient and profitable Bitcoin miners were available to Foundry and Canaan in the Bitcoin miner market. Substituting less efficient miners with ones that are over 40% more efficient would increase revenue and decrease electricity consumption costs through the remaining life of the Hosting Contracts. Such economic benefits would quickly outweigh the costs associated with a voluntary substitution of Bitcoin miners. As such, the Company concludes that Foundry and Canaan do have substantive rights to substitute the Bitcoin miners under the Hosting Contracts per ASC 842-10-15-10.

(2)	Does the customer under the Hosting Contracts have the right to obtain substantially all of the economic benefits from use of the identified PP&E?

Second, the Company considered the following guidance to determine if the customer (i.e., the Company) has the right to obtain substantially all of the economic benefits from the use of the identified asset:

“842-10-15-17  To control the use of an identified asset, a customer is required to have the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use (for example, by having exclusive use of the asset throughout that period). A customer can obtain economic benefits from use of an asset directly or indirectly in many ways, such as by using, holding, or subleasing the asset. The economic benefits from use of an asset include its primary output and by-products (including potential cash flows derived from these items) and other economic benefits from using the asset that could be realized from a commercial transaction with a third party.

842-10-15-18  When assessing the right to obtain substantially all of the economic benefits from use of an asset, an entity shall consider the economic benefits that result from use of the asset within the defined scope of a customer’s right to use the asset in the contract (see paragraph 842-10-15-23:). For example:
a.
If a contract limits the use of a motor vehicle to only one particular territory during the period of use, an entity shall consider only the economic benefits from use of the motor vehicle within that territory and not beyond.

b.
If a contract specifies that a customer can drive a motor vehicle only up to a particular number of miles during the period of use, an entity shall consider only the economic benefits from use of the motor vehicle for the permitted mileage and not beyond.”

There are several tangible and intangible economic benefits to consider when assessing the Company’s right, as a party to the Hosting Contracts, to obtain substantially all of the economic benefits from using the hosted Bitcoin miners. Most importantly, the Company receives the primary output (Bitcoin mining revenues) from using the assets supplied by Foundry and Canaan. The Company considered the profit-sharing arrangement it has with Foundry and Canaan, in which the Hosting Contracts require a 50% compensation split for any of the Bitcoin awarded to the Company by the mining pool. ASC 842-10-15-19 clarifies that cash flows derived from use of the asset are economic benefits that the customer obtains from use of the asset, even if a portion of those cash flows is paid to the supplier in the form of (variable) lease payments. That is, the cash flow structure in the contract should not dictate which cash flows derived from use are considered economic benefits from use or which party obtains those benefits. Based on this guidance, the cash flows the Company receives from Bitcoin mining revenues and the portion paid to Foundry and Canaan under the Hosting Contracts are considered economic benefits obtained by the Company from use of the hosted Bitcoin miners (albeit in combination with the racking space and infrastructure). As such, in the context of an ASC 842 lease evaluation, the Company (i.e., the customer) receives substantially all of the economic benefits from using the hosted Bitcoin miners that are owned by Foundry and Canaan.

(3)	Does the customer under the Hosting Contracts have the right to direct the use of the identified PP&E?

Third, the Company considered the following guidance to determine if the customer (i.e., the Company) has the right to direct the use of the identified asset:

“842-10-15-20  A customer has the right to direct the use of an identified asset throughout the period of use in either of the following situations:
a.	The customer has the right to direct how and for what purpose the asset is used throughout the period of use (as described in paragraphs 842-10-15-24 through 15-26).
b.	The relevant decisions about how and for what purpose the asset is used are predetermined (see paragraph 842-10-15-21) and at least one of the following conditions exists:
1.
The customer has the right to operate the asset (or to direct others to operate the asset in a manner that it determines) throughout the period of use without the supplier having the right to change those operating instructions.

2.	The customer designed the asset (or specific aspects of the asset) in a way that predetermines how and for what purpose the asset will be used throughout the period of use.”

Neither of these situations per ASC 842-10-15-20 apply to the Hosting Contracts. Based on the terms of the Hosting Contracts, the Company’s rights are limited to operating or maintaining the hosted Bitcoin miners. Per ASC 842-10-15-26, “[e]xamples of decision-making rights that do not grant the right to direct how and for what purpose the asset is used include rights that are limited to operating or maintaining the asset.” Furthermore, the Company notes that the relevant decisions about how and for what purpose the hosted Bitcoin miners are used are not predetermined. As previously stated in our response to prior comment 4, dated March 6, 2024, under our hosting agreements, we agree to maintain and operate the hosted Bitcoin miners as instructed in writing by the customer. That is, both Foundry and Canaan have the right to change any operating instructions throughout the period (so long as such instruction is commercially reasonable). Furthermore, the Hosting Contracts state, under Section 1.2. Hosting Services, that only in the event that Foundry or Canaan does not provide instruction in writing, the Company will use its commercially reasonable judgment in performing such hosting services. Lastly, Section 5.1. Relocation by Stronghold of the Hosting Contracts requires the Company to receive prior written approval from Foundry and Canaan to relocate the Bitcoin miners for any reason other than for the purposes of protecting the Bitcoin miners from hazardous conditions and/or performing maintenance work. As such, the Company concludes that it does not have the right to direct the use of the Bitcoin miners under the Hosting Contracts per ASC 842-10-15-20.

Overall Conclusion:  Based on the analysis above, the Company determined that the Hosting Contracts do not contain a lease for the Bitcoin miners delivered to the Company’s Panther Creek power plant. Foundry and Canaan, as the suppliers of the Bitcoin miners, have substantive substitution rights, and therefore, the underlying assets do not represent identified assets which means the Hosting Contracts do not contain a lease. Additionally, the Hosting Contracts do not convey the right to control the hosted Bitcoin miners to the Company (and, more specifically, the right to direct how and for what purpose the hosted Bitcoin miners are used throughout the period). Overall, decision-making rights about operating and maintaining the hosted Bitcoin miners within the context of the Hosting Contracts – whether expressed directly in writing or indirectly in the form of veto power – lie with Foundry and Canaan.

3.
Please also provide us with an analysis detailing whether your hosting agreements include a lease by you to the hosting agreement counterparty of the rack space you use for the mining machines covered by the agreement. In your response, please tell us how you applied the guidance in ASC Topic 842-10-15-4 through 15-8 as well as ASC Topic 842- 10-15-17 through 15-26. It should also include specific references to, and your accounting analysis of, all sections of the hosting agreements that are relevant to the lease determination.

RESPONSE:  The following accounting analysis evaluates whether the Hosting Contracts contain a lease for the racking space and infrastructure provided by the Company at its Panther Creek power plant under ASC 842. In the context of this ASC 842 lease evaluation, please note that Foundry and Canaan represent the customers, and the Company represents the supplier (i.e., the Company supplies the racking space and infrastructure for the Bitcoin miners owned by Foundry and Canaan).

The first step in applying the lease accounting standard is to determine if the contract is or contains a lease. ASC 842-10-15-3 defines a lease as follows:

“A contract is or contains a lease if the contract conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. A period of time may be described in terms of the amount of use of an identified asset (for example, the number of production units that an item of equipment will be used to produce).”

Certain conditions must exist for a contract to be considered a lease. Per ASC 842-10-15-4, “To determine whether a contract conveys the right to control the use of an identified asset (see paragraphs 842-10-15-17 through 15-26) for a period of time, an entity shall assess whether, throughout the period of use, the customer has both of the following:
a.	The right to obtain substantially all of the economic benefits from the use of the identified asset (see paragraphs 842-10-15-17 through 15-19).

b.	The right to direct the use of the identified asset (see paragraphs 842-10-15-20 through 15-26).”

In other words, under ASC 842-10-15-4, there are three general requirements to consider when identifying a lease: (1) the contract depends on identified PP&E; (2) the customer has the right to obtain substantially all of the economic benefits from use of the identified PP&E; and (3) the customer has the right to direct the use of the identified PP&E. If a contract does not meet any one of these requirements, the definition of a lease is not met.

(1)	Does each of the Hosting Contracts depend on the use of identified PP&E?

First, the Company analyzed the Hosting Contracts to determine if each of the arrangements contained an identifiable asset. Although a specific data center pod to house the hosted Bitcoin miners is not specifically identified in the Hosting Contracts, this fact does not mean that such an asset is not implicitly specified. Per ASC 842-10-15-9, “[a]n asset typically is identified by being explicitly specified in a contract. However, an asset also can be identified by being implicitly specified at the time that the asset is made available for use by the customer.” The Hosting Contracts state, under Section 1.1 Installation and Facility Services, that “Stronghold will provide racking infrastructure and install the Bitcoin Miners…at Panther Creek.” The specific data center pods (i.e., racking space and infrastructure) are implicitly specified because the Company only has so many data center pods at its Panther Creek power plant (approximately 80) that are all similarly prepared to house Bitcoin miners.

Once an entity has determined that PP&E is specified in a contract, it must evaluate whether the supplier has the right to substitute the underlying asset throughout the period of use and, if so, whether the supplier’s substitution right is substantive. If the supplier has a substantive substitution right, the underlying asset does not represent an identified asset and the contract does not contain a lease. In assessing whether it has the right to use the identified asset, the Company evaluated whether it has a substantive substitution right per ASC 842-10-15-10 through 15. In particular, ASC 842-10-15-10 states the following:

“842-10-15-10 Even if an asset is specified, a customer does not have the right to use an identified asset if the supplier has the substantive right to substitute the asset throughout the period of use. A supplier’s right to substitute an asset is substantive only if both of the following conditions exist:
a.
The supplier has the practical ability to substitute alternative assets throughout the period of use (for example, the customer cannot prevent the supplier from substituting an asset, and alternative assets are readily available to the supplier or could be sourced by the supplier within a reasonable period of time).

b.
The supplier would benefit economically from the exercise of its right to substitute the asset (that is, the economic benefits associated with substituting the asset are expected to exceed the costs associated with substituting the asset).”

The Company has the practical ability to substitute alternative assets (i.e., racking space and infrastructure) throughout the period of use. The racking space and infrastructure assets are interchangeable among the approximately 80 data center pods at the Company’s Panther Creek power plant that are all similarly prepared to house Bitcoin miners. Moreover, under Section 5.1 Relocation by Stronghold of the Hosting Contracts, the Company has the contractual right to move miners to different data center pods at the Panther Creek power plant to balance transformer loads, which ultimately leads to more efficient power usage and, in turn, more profitable operations. The process of substituting alternative assets (via the movement of Bitcoin miners to different data center pods with similar racking space and infrastructure) is not a costly endeavor for the Company and occurs when necessary for maintenance or site optimization. As such, the Company concludes that it does have a substantive right to substitute the racking space and infrastructure under the Hosting Contracts per ASC 842-10-15-10.

(2)	Do the customers under the Hosting Contracts have the right to obtain substantially all of the economic benefits from use of the identified PP&E?

Second, the Company considered the following guidance to determine if the customers (i.e., Foundry and Canaan) have the right to obtain substantially all of the economic benefits from the use of the identified asset:

“842-10-15-17  To control the use of an identified asset, a customer is required to have the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use (for example, by having exclusive use of the asset throughout that period). A customer can obtain economic benefits from use of an asset directly or indirectly in many ways, such as by using, holding, or subleasing the asset. The economic benefits from use of an asset include its primary output and by-products (including potential cash flows derived from these items) and other economic benefits from using the asset that could be realized from a commercial transaction with a third party.

842-10-15-18  When assessing the right to obtain substantially all of the economic benefits from use of an asset, an entity shall consider the economic benefits that result from use of the asset within the defined scope of a customer’s right to use the asset in the contract (see paragraph 842-10-15-23:). For example:
a.
If a contract limits the use of a motor vehicle to only one particular territory during the period of use, an entity shall consider only the economic benefits from use of the motor vehicle within that territory and not beyond.

b.
If a contract specifies that a customer can drive a motor vehicle only up to a particular number of miles during the period of use, an entity shall consider only the economic benefits from use of the motor vehicle for the permitted mileage and not beyond.”

There are several tangible and intangible economic benefits to consider when assessing the rights of Foundry and Canaan, as parties to the Hosting Contracts, to obtain substantially all of the economic benefits from using the racking space and infrastructure. Most importantly, Foundry and Canaan receive the primary output (Bitcoin mining revenues) from using the assets supplied by the Company. The Company considered the profit-sharing arrangement it has with Foundry and Canaan, in which the Hosting Contracts require a 50% compensation split for any of the Bitcoin awarded to the Company by the mining pool. ASC 842-10-15-19 clarifies that cash flows derived from use of the asset are economic benefits that the customer obtains from use of the asset, even if a portion of those cash flows is paid to the supplier in the form of (variable) lease payments. That is, the cash flow structure in the contract should not dictate which cash flows derived from use are considered economic benefits from use or which party obtains those benefits. Based on this guidance, the cash flows Foundry and Canaan receive from Bitcoin mining revenues and the portion paid to the Company under the Hosting Contracts are considered economic benefits obtained by Foundry and Canaan from use of the racking space and infrastructure (albeit in combination with the hosted Bitcoin miners). As such, in the context of an ASC 842 lease evaluation, Foundry and Canaan (i.e., the customers) receive substantially all of the economic benefits from using the racking space and infrastructure that are owned by the Company.

(3)	Do the customers under the Hosting Contracts have the right to direct the use of the identified PP&E?

Third, the Company considered the following guidance to determine if the customers (i.e., Foundry and Canaan) have the right to direct the use of the identified asset:

“842-10-15-20  A customer has the right to direct the use of an identified asset throughout the period of use in either of the following situations:
a.	The customer has the right to direct how and for what purpose the asset is used throughout the period of use (as described in paragraphs 842-10-15-24 through 15-26).
b.	The relevant decisions about how and for what purpose the asset is used are predetermined (see paragraph 842-10-15-21) and at least one of the following conditions exists:

1.
The customer has the right to operate the asset (or to direct others to operate the asset in a manner that it determines) throughout the period of use without the supplier having the right to change those operating instructions.

2.	The customer designed the asset (or specific aspects of the asset) in a way that predetermines how and for what purpose the asset will be used throughout the period of use.”

Based on the terms of the Hosting Contracts, the Company notes that neither Foundry nor Canaan has the right to direct how and for what purpose the racking space and infrastructure are used throughout the period of use. Any decision-making rights granted to Foundry and Canaan within the context of the Hosting Contracts are limited to the hosted Bitcoin miners (and the operation thereof). The Hosting Contracts state, under Section 1.2. Hosting Services, that “[u]pon delivery of the Bitcoin Miners to Panther Creek, Stronghold agrees to unload, install, provision, maintain, and operate the Bitcoin Miners at Panther Creek as instructed in writing by Foundry, so long as such instruction is commercially reasonable.” The Hosting Contracts contain no such similar language about the racking space and infrastructure. The racking space and infrastructure assets are interchangeable among the approximately 80 data center pods at the Company’s Panther Creek power plant that are all similarly prepared to house Bitcoin miners. Because of the nature of these stationary assets that are fully wired with electrical power and Internet access, they are not capable of being remotely controlled by an external customer like Foundry or Canaan.

Overall Conclusion:  Based on the analysis above, the Company determined that the Hosting Contracts do not contain a lease for the racking space and infrastructure provided by the Company at its Panther Creek power plant. The Company, as the supplier of the racking space and infrastructure, has a substantive substitution right, and therefore, the underlying asset does not represent an identified asset which means the Hosting Contracts do not contain a lease. Additionally, the Hosting Contracts do not convey the right to control the racking space and infrastructure to Foundry and Canaan (and, more specifically, the right to direct how and for what purpose the racking space and infrastructure are used throughout the period).

4.
Please provide a comprehensive accounting analysis of your hosting agreements that addresses each of the five steps outlined in ASC 606-10-05-4. Please ensure that analysis addresses, but is not limited to, the following:

RESPONSE:  The following documentation represents a comprehensive accounting analysis of the Hosting Contracts under ASC 606, Revenue from Contracts with Customers.

ASC 606 requires entities to assess their contracts to determine the timing and amount of revenue to recognize under the revenue standard. Per ASC 606-10-05-3, the core principle of the revenue standard “is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” The core principle is the underpinning of the entire revenue framework and should be followed by applying the following five steps.

“606-10-05-04  An entity recognizes revenue in accordance with that core principle by applying the following steps:
a.
Step 1: Identify the contract(s) with a customer—A contract is an agreement between two or more parties that creates enforceable rights and obligations. The guidance in this Topic applies to each contract that has been agreed upon with a customer and meets specified criteria. In some cases, this Topic requires an entity to combine contracts and account for them as one contract. This Topic also provides requirements for the accounting for contract modifications. (See paragraphs 606-10-25-1 through 25-13.)

b.
Step 2: Identify the performance obligations in the contract—A contract includes promises to transfer goods or services to a customer. If those goods or services are distinct, the promises are performance obligations and are accounted for separately. A good or service is distinct if the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer and the entity's promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. (See paragraphs 606-10-25-14 through 25-22.)

c.
Step 3: Determine the transaction price—The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The transaction price can be a fixed amount of customer consideration, but it may sometimes include variable consideration or consideration in a form other than cash. The transaction price also is adjusted for the effects of the time value of money if the contract includes a significant financing component and for any consideration payable to the customer. If the consideration is variable, an entity estimates the amount of consideration to which it will be entitled in exchange for the promised goods or services. The estimated amount of variable consideration will be included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. (See paragraphs 606-10-32-2 through 32-27.)

d.
Step 4: Allocate the transaction price to the performance obligations in the contract—An entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract. If a standalone selling price is not observable, an entity estimates it. Sometimes, the transaction price includes a discount or a variable amount of consideration that relates entirely to a part of the contract. The requirements specify when an entity allocates the discount or variable consideration to one or more, but not all, performance obligations (or distinct goods or services) in the contract. (See paragraphs 606-10-32-28 through 32-41.)

e.
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation—An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer services to a customer). For performance obligations satisfied over time, an entity recognizes revenue over time by selecting an appropriate method for measuring the entity's progress toward complete satisfaction of that performance obligation. (See paragraphs 606-10-25-23 through 25-30.)”

Before proceeding to Step 1 of the ASC 606 accounting analysis, the Company considered whether any components of the Hosting Contracts were outside the scope of the revenue standard regarding contracts with customers, per ASC 606-10-15-2. None of the exceptions, including lease contracts within the scope of ASC 842 (as detailed in our responses to comments 2 and 3 above), are applicable to the Hosting Contracts. Furthermore, because the Hosting Contracts do not contain a lease, an analysis of the separation guidance under ASC 606-10-15-4 is not necessary.

Step 1: Identify the Contract With the Customer

(1)	Does a contract exist between the Company and its customers under the Hosting Contracts?

For contracts within the scope of ASC 606, the first step of the revenue standard is to determine whether a contract exists, for accounting purposes, between an entity and its customer. The revenue standard applies to a contract only if all of the following criteria are met (per ASC 606-10-25-1):

a.	The parties to the contract have approved the contract (in writing, orally, or in accordance with other customary business practices) and are committed to perform their respective obligations.

All parties to the Hosting Contracts (i.e., the Company, Foundry and Canaan) have approved the Hosting Contracts in writing, which has created enforceable rights and obligations that bind the parties to perform their respective obligations. Each party’s CEO has signed the Hosting Contracts as authorized officers. The Hosting Agreement with Foundry is dated February 6, 2023, and the Hosting Agreement with Canaan is dated April 27, 2023.

Furthermore, all parties to the Hosting Contracts are committed to perform their respective obligations. The Company notes that ASC 606 does not apply to a wholly unperformed contract when each party has the unilateral ability to terminate the contract without compensating the other party (per ASC 606-10-25-4). Accordingly, it is important to carefully consider termination clauses when evaluating whether each party is committed to the contract.

ASC 606-10-25-3 states, in part, that entities should apply the guidance in ASC 606 “to the duration of the contract (that is, the contractual period) in which the parties to the contract have present enforceable rights and obligations.” When contracts have termination clauses and penalties, the duration of a contract is predicated on the contract’s enforceable rights and obligations. Substantive termination penalties, for example, suggest that the parties’ rights and obligations extend for the duration of the contract term. On the other hand, a contract’s accounting term could be less than the contract’s stated term if a termination penalty is not substantive – which ultimately could impact the timing and amount of revenue to be recognized.

The terms of our hosting contracts are outlined in each of the Hosting Agreements with Foundry and Canaan. For the Hosting Agreement with Foundry, the contract inception was January 1, 2023, for an initial term of 24 months ending December 31, 2024, that automatically renews for additional one-year periods unless one party notifies the other in writing at least 60 days prior to the conclusion of the then-current term. For the Hosting Agreement with Canaan, the contract inception was May 1, 2023, for an initial term of 24 months ending April 30, 2025, that automatically renews for additional one-year periods unless one party notifies the other in writing at least 60 days prior to the conclusion of the then-current term.

We have determined that the duration of our Hosting Agreements with Foundry and Canaan are the initial terms of 24 months because neither the Company nor the customers can cancel or terminate the hosting agreement without penalty before the initial terms elapse. The Hosting Contracts may only be terminated or modified by either party in certain instances, and the customers (i.e., Foundry and Canaan) do not have the unilateral enforceable right to terminate a wholly unperformed contract without compensating the other party (i.e., the Company). In accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606), in such a period-to-period contract, the contract term does not extend beyond the period that can be cancelled without penalty – which, for the Hosting Contracts, represents the initial terms of 24 months.

Under the Hosting Agreement with Foundry, Section 2.2.1 provides that “[s]olely upon the occurrence of an Event of Default that has not been cured (to the extent a cure is permissible) within 15 days under this Agreement, Stronghold or Foundry may terminate this Agreement.” Further, Section 6.3 of the Hosting Agreement with Foundry provides that “[i]n the event that there is a new Law or a change in Law that causes Stronghold to directly or indirectly incur new or additional costs in connection with this Agreement, which cost exceeds more than $10,000 per month, Stronghold shall notify Foundry as soon as reasonably practicable, and Foundry shall have ten (10) days to decide whether to accept or reject such pass-through costs. If Foundry rejects the pass-through costs, then either Party may terminate this Agreement without incurring further liabilities or obligations to the other Party (notwithstanding obligations due prior to and up until the time where notice of termination is provided).” The Hosting Agreement with Foundry does not otherwise provide for termination rights.

Under the Hosting Agreement with Canaan, Section 2.2.1 provides that “[u]pon the occurrence of an Event of Default that has not been cured (to the extent a cure is permissible) within 15 business days of receipt of notice from the non-defaulting party under this Agreement (except for a default of Section 2.2.1.1(i) (payment default) which shall have a 5 business day cure period from the date payment is due as set forth herein), Stronghold or [Canaan] (as the non-breaching party) may terminate this Agreement.” Further, Section 6.4 of the Hosting Agreement with Canaan provides that “[i]n the event that there is a new Law or a change in Law that causes Stronghold to directly or indirectly incur new or additional costs in connection with this Agreement, which cost exceeds more than $50,000 per month, Stronghold shall notify Cantaloupe as soon as reasonably practicable, and Cantaloupe shall have ten (10) days to decide whether to accept or reject such pass-through costs. If Cantaloupe rejects the pass-through costs, then either Party may terminate this Agreement without incurring further liabilities or obligations to the other Party (notwithstanding obligations due prior to and up until the time where notice of termination is provided).” The Hosting Agreement with Canaan does not otherwise provide for termination rights.

As described above, Foundry and Canaan do not have the unilateral enforceable right to terminate a wholly unperformed contract. While the Hosting Contracts do not include an explicit provision regarding early termination penalties for terminations outside the scope of such agreements, should Foundry or Canaan attempt to terminate the Hosting Contracts prior to the end of the initial terms or any renewed terms in violation of the Hosting Contracts, the Company would pursue all remedies and seek damages that may be available to us pursuant to such agreements – including, but not limited to, monetary damages to compensate for lost revenues and/or the Company taking possession of the hosted Bitcoin miners for self-mining benefits.

The Company also considered the second paragraph of Section 2.2.3 of the Hosting Agreement with Canaan which states the following:  “During the Hosting Term, Cantaloupe shall have the right, in its sole discretion, to request Stronghold to suspend the operation of all or any of the Bitcoin Miners at any time without payment of any penalty when the “Agreement Revenue” (as defined herein) does not exceed the “Total Cost” (as defined herein). Stronghold shall immediately suspend the operation upon receipt of such request from Cantaloupe. During any period when operation is suspended, Cantaloupe will not accrue additional expenses or costs but will be required to make payments for Stronghold for expenses or costs previously incurred.” The same contract provision does not appear in the Hosting Agreement with Foundry.

The suspension right in the Hosting Agreement with Canaan only applies when revenue does not exceed cost, as defined pursuant to such agreement, and any suspension would end as soon as revenue exceeds cost again. While it is possible that at some point during the term revenues may not exceed costs for the remaining portion of the term, which could result in a full suspension of operations under the Hosting Agreement with Canaan, that is unlikely. Even if remotely possible, the suspension right does not legally rise to the level of a substantive cancellation term since the physical hosting and the potential for the suspension to end would continue during the suspension period. In fact, during a suspension event, the hosted Bitcoin miners would remain in the data center pods ready to be turned on again when revenue exceeds cost.

b.	The entity can identify each party's rights regarding the goods or services to be transferred.

Parties to the contract have valid rights and obligations when both (1) the entity has a right to receive consideration from the customer in exchange for the transfer of goods or services and (2) the customer has a right to require the entity to perform (i.e., transfer goods or services). Section 1. Services under the Hosting Contracts details all parties’ rights and obligations with respect to installation and facility services, hosting services, identification (of the Bitcoin miners), and site security. Section 3. Fees and Payment under the Hosting Contracts further details the consideration to be transferred in exchange for the transfer of services (i.e., hosting services primarily comprised of electrical power supply and Internet access, in addition to racking infrastructure, general maintenance and operations, ambient cooling, and miner reboots). As such, the Company can identify each party’s rights related to the promised services under the Hosting Contracts.

c.	The entity can identify the payment terms for the goods or services to be transferred.

A contract must include payment terms for each of the promised goods or services in an arrangement for an entity to determine the transaction price. Section 3. Fees and Payment under the Hosting Contracts includes sufficient information about the consideration and payment terms to enable the Company to determine (or, at minimum, reasonably estimate) the consideration to which it will be entitled for transferring the hosting services to Foundry and Canaan.

d.	The contract has commercial substance (that is, the risk, timing, or amount of the entity's future cash flows is expected to change as a result of the contract).

Under the Hosting Contracts, the supply of electrical power, Internet access and other ancillary hosting services to the hosted Bitcoin miners owned by Foundry and Canaan have economic consequences for the Company. The sale of these hosting services results in future cash flows in the form of variable consideration for the Company, comprised of (1) a variable-cost-of-power fee paid in U.S. dollars and (2) our portion, or 50%, of the Bitcoin awarded to the Company by the mining pool. Although Bitcoin is considered noncash consideration within the context of ASC 606, Bitcoin is highly liquid, fungible and readily converted into U.S. dollars similar to the Company’s cash and cash equivalents. Moreover, there are no limitations or restrictions on the Company’s ability to sell Bitcoin for cash during the normal operations of our business. As such, all components of the contract – both the cash and noncash/Bitcoin consideration – have commercial substance.

e.
It is probable that the entity will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer (see paragraphs 606-10-55-3A through 55-3C). In evaluating whether collectability of an amount of consideration is probable, an entity shall consider only the customer's ability and intention to pay that amount of consideration when it is due. The amount of consideration to which the entity will be entitled may be less than the price stated in the contract if the consideration is variable because the entity may offer the customer a price concession (see paragraph 606-10-32-7).

At contract inception, the Company evaluated each customer’s ability and intention to pay the consideration when it is due. Foundry owns and operates one of the world’s largest and foremost Bitcoin mining pools in terms of monthly blocks mined. As such, we had – and continue to have – no such collectability concerns about Foundry based on past experience with the customer and our expectations about the customer’s financial stability and significance in the Bitcoin industry overall. Canaan is a publicly-traded, global technology leader powering self-service commerce with over a million active locations across the globe processing more than a billion transactions every year. Based on the customer’s size and financial stability (determined by reviewing the customer’s public filings), we had – and continue to have – no such collectability concerns about Canaan. As such, for both customers under the Hosting Contracts, the Company determined that it is probable that we will collect substantially all of the consideration to which we will be entitled in exchange for the transfer of hosting services to Foundry and Canaan.

The Company also evaluated the Hosting Contracts under the contract combination guidance (ASC 606-10-25-9), which states the following:

“606-10-25-9  An entity shall combine two or more contracts entered into at or near the same time with the same customer (or related parties of the customer) and account for the contracts as a single contract if one or more of the following criteria are met:
a.	The contracts are negotiated as a package with a single commercial objective.
b.	The amount of consideration to be paid in one contract depends on the price or performance of the other contract.
c.
The goods or services promised in the contracts (or some goods or services promised in each of the contracts) are a single performance obligation in accordance with paragraphs 606-10-25-14 through 25-22.”

For our Hosting Agreement with Foundry, the customer determines the mining pool to which the hosted miners’ hash power will be directed. The hosting contract states the following in Item 1.3. Mining:  “Subject to the terms hereof, Stronghold shall direct mined tokens derived from the operation of the Bitcoin Miners to a wallet that is controlled by Foundry. Stronghold shall be granted view-only rights to the wallet that is controlled by Foundry. Foundry shall determine the pool to which the Bitcoin Miners’ hash power shall be directed.” This contract provision does not impact the evaluation of our hosting contract under the contract combination guidance per ASC 606-10-25-9 because we have participated in the Foundry mining pool dating back to 2021 – more than a year before our Hosting Agreement with Foundry began. Determining whether multiple contracts are “entered into at or near the same time” requires significant judgment, and the Company believes the longer the period between entering contracts with the same customer, the more likely those contracts are not economically linked. As such, primarily because of the significant passage of time between inception of the two contracts with Foundry, the Company has determined that such contracts should not be combined.

For our Hosting Agreement with Canaan, Section 3.2 gives Canaan the right to choose a mining pool. The mining activities under the Hosting Agreement with Canaan are directed towards a mining pool operated by Foundry (to which the Company participates in). As such, there are not two or more contracts with the same customer (i.e., Canaan) to evaluate for contract combination under ASC 606-10-25-9.

Consistent with our evaluation of the contract combination guidance above, the Company believes the Bitcoin mining activities that result in consideration under the Hosting Contracts are part of a separate contract. Participation in the Bitcoin mining pool operated by Foundry is governed by a separate contract between the Company and Foundry and is not impacted by which entity owns the underlying Bitcoin mining machines. Also refer to Step 3: Determine the Transaction Price below for the Company’s evaluation of the 50% compensation split of the Bitcoin awarded to the Company by the mining pool as consideration payable to a customer per ASC 606-10-32-25. As is the case with all cryptocurrency mining revenues, the Company’s enforceable right to compensation begins when, and lasts as long as, the Company performs hash computations for the mining pool operator. The contract term of any mining pool agreement is less than 24 hours because of the option to renew for successive contract terms continuously throughout each day. Both parties – us and the mining pool operator – can terminate the mining pool contract at any time without penalty. The Company applies its accounting policy for cryptocurrency mining revenues consistently to all Bitcoin mining activities, whether the Bitcoin mining revenues are generated by mining machines owned by us or from hosted mining machines provided by our hosting customers.

Step 1 Conclusion:  Based on the analysis above, a contract exists between the Company and its customers under the Hosting Contracts for the transfer of hosting services to Foundry and Canaan. Separately, a contract also exists between the Company and its mining pool operator for the provision of computing power to perform hash computations to the mining pool.

Step 2: Identify the Performance Obligations in the Contract

(2)	What is the Company’s performance obligation(s) to Foundry and Canaan under the Hosting Contracts?

For contracts within the scope of ASC 606, the second step of the revenue standard is to evaluate the promised goods or services in a contract to determine each performance obligation. A performance obligation is a promise to transfer either of the following to a customer (per ASC 606-10-25-14):
a.	A good or service (or a bundle of goods or services) that is distinct
b.	A series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer (see paragraph 606-10-25-15).

Under the Hosting Contracts, the Company has contracted with Foundry and Canaan to provide hosting services (primarily comprised of electrical power supply and Internet access, in addition to racking infrastructure, general maintenance and operations, ambient cooling, and miner reboots) in exchange for consideration. The Hosting Contracts involve the transfer of identical hosting services over time. Although each transfer of electrical power and Internet access, for example, is distinct from the transfer at a later period (i.e., electrical power and Internet access received and consumed today is distinct from the electrical power and Internet access received and consumed next month), ASC 606-10-25-15 allows a performance obligation to be a series of distinct goods or services if the goods or services are substantially the same and have the same pattern of transfer to the customer. Per ASC 606-10-25-15, a series of distinct goods or services has the same pattern of transfer to the customer if both of the following criteria are met:

(1)	Each distinct good or service in the series that the entity promises to transfer to the customer would meet the criteria to be a performance obligation satisfied over time.
(2)	The same method would be used to measure the entity’s progress toward complete satisfaction of the performance obligation to transfer each distinct good or service in the series to the customer.

For a service obligation to be a series of distinct services, there needs to be multiple time periods within the overall performance obligation that (1) are distinct from each other, (2) are substantially the same, (3) are satisfied over time, and (4) have the same pattern of transfer to the customer.

Under the Hosting Contracts, (1) each service period (e.g., each month, day, or even hour) within the contracts’ terms benefits the customer on its own, meaning that each service period is capable of being distinct, and the Company’s promise to provide the electrical power and Internet access in one service period is separately identifiable from those service periods preceding and following it; (2) the Company may perform various services during each period, but even though the mix and quantity of activities the Company performs each distinct period may differ, the nature of the Company’s promise each period is substantially the same (i.e., the supply of electrical power and Internet access); (3) the hosting customers consume and receive benefits from the hosting services throughout the overall obligation period, and the Company’s promise to perform each service period is satisfied over time; and (4) the same measure of progress would be applied to each distinct service in the series.
As such, the Company’s performance obligation to transfer the hosting services meets the criteria under the guidance above.

Next, the Company considered the following guidance (ASC 606-10-25-19 and ASC 606-10-25-22) which requires a promised good or service to be both (1) capable of being distinct and (2) distinct within the context of the contract.

“606-10-25-19  A good or service that is promised to a customer is distinct if both of the following criteria are met:
a.
The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct).

b.
The entity's promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).”

“606-10-25-22  If a promised good or service is not distinct, an entity shall combine that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the entity accounting for all the goods or services promised in a contract as a single performance obligation.”

In accordance with the terms of our Hosting Contracts, the Company’s only performance obligation is to supply electrical power and Internet access (i.e., hosting services) to the hosted Bitcoin miners owned by Foundry and Canaan. Beyond power supply and Internet access, the hosting services also include racking infrastructure, general maintenance and operations, ambient cooling, and miner reboots; however, none of these ancillary hosting services is individually distinct or valuable to the customers without being bundled, and therefore, only one performance obligation exists under our Hosting Contracts consistent with ASC 606-10-25-22. As part of the Company’s evaluation of the distinct criteria above, the Company also considered the guidance in ASC 606-10-25-20 through 25-21.

Per ASC 606-10-25-20, a customer can benefit from a good or service, consistent with ASC 606-10-25-19(a), on its own or in conjunction with other readily available resources. The supply of electrical power and Internet access is distinct by this definition. The other ancillary hosting services (i.e., racking infrastructure, general maintenance and operations, ambient cooling, and miner reboots) are not sold separately and provide no benefit to the customer on their own; however, these services are considered readily available resources in the context of the Hosting Contracts. That’s because ASC 606-10-25-20 explicitly states, in part, that “[a] readily available resource is … a resource that the customer has already obtained from the entity (including goods or services that the entity will have already transferred to the customer under the contract) or from other transactions or events.” As such, the hosting services promised to Foundry and Canaan under the Hosting Contracts are capable of being distinct.

Below, we have separately documented how we applied ASC 606-10-25-21 in concluding that each of the six hosting services, as defined in the Hosting Contracts, should be combined into a single performance obligation. ASC 606-10-25-21 states the following:

“In assessing whether an entity's promises to transfer goods or services to the customer are separately identifiable in accordance with paragraph 606-10-25-19(b), the objective is to determine whether the nature of the promise, within the context of the contract, is to transfer each of those goods or services individually or, instead, to transfer a combined item or items to which the promised goods or services are inputs. Factors that indicate that two or more promises to transfer goods or services to a customer are not separately identifiable include, but are not limited to, the following:

a.
The entity provides a significant service of integrating goods or services with other goods or services promised in the contract into a bundle of goods or services that represent the combined output or outputs for which the customer has contracted. In other words, the entity is using the goods or services as inputs to produce or deliver the combined output or outputs specified by the customer. A combined output or outputs might include more than one phase, element, or unit.

An effective and mutually beneficial hosting contract would not exist without the integration of electrical power, Internet access, racking infrastructure, general maintenance and operations, ambient cooling, and miner reboots. The combination of these six services is integral to operating the Bitcoin miners and represents the combined service output for which our hosting customers, Foundry and Canaan, have contracted.

b.	One or more of the goods or services significantly modifies or customizes, or are significantly modified or customized by, one or more of the other goods or services promised in the contract.

The following six services are significantly modified by the inclusion of each other in our hosting contracts:

Electrical Power – Providing electrical power on its own is very different from bundling the electrical power with Internet access and racking infrastructure. Without this combination as well as the other ancillary hosting services, Bitcoin mining is not possible.

Internet Access – Providing Internet access on its own is very different from bundling the Internet access with electrical power and racking infrastructure. Without this combination as well as the other ancillary hosting services, Bitcoin mining is not possible.

Racking Infrastructure – Without the other five services, this ancillary hosting service is not useful or valuable on its own. Inclusion of the other five services in our hosting contracts significantly modifies this ancillary hosting service.

General Maintenance and Operations – Without the other five services, this ancillary hosting service is not useful or valuable on its own. Inclusion of the other five services in our hosting contracts significantly modifies this ancillary hosting service.

Ambient Cooling – Without the other five services, this ancillary hosting service is not useful or valuable on its own. Inclusion of the other five services in our hosting contracts significantly modifies this ancillary hosting service.

Miner Reboots – Without the other five services, this ancillary hosting service is not useful or valuable on its own. Inclusion of the other five services in our hosting contracts significantly modifies this ancillary hosting service.

c.
The goods or services are highly interdependent or highly interrelated. In other words, each of the goods or services is significantly affected by one or more of the other goods or services in the contract. For example, in some cases, two or more goods or services are significantly affected by each other because the entity would not be able to fulfill its promise by transferring each of the goods or services independently.”

Each of the following six services are highly interdependent and interrelated:

Electrical Power – Providing electrical power on its own is not sufficient to effectively power Bitcoin miners and, therefore, realize the benefit of Bitcoin mining revenues. Racking infrastructure and appropriate conditions (e.g., ambient cooling) are necessary to operate Bitcoin miners effectively and efficiently. In other words, this hosting service is highly interconnected and significantly impacts the utility of all other services.

Internet Access – Providing Internet access on its own is not sufficient to operate Bitcoin miners and, therefore, realize the benefit of Bitcoin mining revenues. Racking infrastructure and appropriate conditions (e.g., ambient cooling) are necessary to operate Bitcoin miners effectively and efficiently. In other words, this hosting service is highly interconnected and significantly impacts the utility of all other services.

Racking Infrastructure – Without electrical power, Internet access, and the other ancillary hosting services, the customer cannot realize the benefit of Bitcoin mining revenues. In other words, this hosting service is highly interconnected and significantly impacts the utility of all other services.

General Maintenance and Operations – This ancillary hosting service is highly interconnected with all other services and significantly impacts the combined output. The functionality of this ancillary service is significantly limited or diminished without the use of the other five hosting services. In fact, without any of the ancillary services like this one, the bundle of hosting services would not be sufficient to adequately fulfill the Company’s promise under the terms of the Hosting Contracts.

Ambient Cooling – This ancillary hosting service is highly interconnected with all other services and significantly impacts the combined output. The functionality of this ancillary service is significantly limited or diminished without the use of the other five hosting services. In fact, without any of the ancillary services like this one, the bundle of hosting services would not be sufficient to adequately fulfill the Company’s promise under the terms of the Hosting Contracts.

Miner Reboots – This ancillary hosting service is highly interconnected with all other services and significantly impacts the combined output. The functionality of this ancillary service is significantly limited or diminished without the use of the other five hosting services. In fact, without any of the ancillary services like this one, the bundle of hosting services would not be sufficient to adequately fulfill the Company’s promise under the terms of the Hosting Contracts.

Based on the analysis above, the hosting services promised to Foundry and Canaan are not separately identifiable (or distinct within the context of the Hosting Contracts) and, therefore, should be combined into a single performance obligation.

The Company next analyzed the principal versus agent considerations per ASC 606-10-55-36 through 55-40 as it pertains to the Company’s transfer of hosting services. Because there is not another party involved in the transfer of hosting services to Foundry and Canaan (per ASC 606-10-55-36), the principal versus agent considerations are not applicable to this performance obligation and do not require further analysis.

The Company also analyzed the principal versus agent considerations per ASC 606-10-55-36 through 55-40 as it pertains to the Bitcoin mining activities that result in consideration under the Hosting Contracts. Under our Hosting Contracts, the Company obtains the hosted miners from Foundry and Canaan which we then combine with our hosting services (i.e., electrical power, Internet access, racking infrastructure, general maintenance and operations, ambient cooling, and miner reboots) to create the combined output of performing hash computations for the mining pool operator. The integration of these hosting services is performed by the Company, which, per ASC 606-10-55-37A, is an indicator that we act as the principal in the transactions with our hosting customers and the mining pool operator. ASC 606-10-55-37A(c) specifically states that when another party is involved in providing goods or services to a customer, an entity that is a principal obtains control of “[a] good or service from the other party that it then combines with other goods or services in providing the specified good or service to the customer. For example, if an entity provides a significant service of integrating goods or services (see paragraph 606-10-25-21(a)) provided by another party into the specified good or service for which the customer has contracted, the entity controls the specified good or service before that good or service is transferred to the customer. This is because the entity first obtains control of the inputs to the specified good or service (which include goods or services from other parties) and directs their use to create the combined output that is the specified good or service.”

In summary, the Company acts as the principal with regard to the Bitcoin mining activities because the Company’s integration of its hosting services with the customers’ Bitcoin miners results in the combined output of performing hash computations for the mining pool operator. Although our evaluation of principal versus agent considerations above leads us to conclude that the mining portion of our cryptocurrency hosting revenues should be recognized on a “gross basis,” further analysis below results in the recognition of only our 50% of the Bitcoin mining revenues, which means that such revenues are presented on a “net basis” to more appropriately reflect the economics of the Hosting Contracts. Refer to Step 3: Determine the Transaction Price below, where the Company evaluates the 50% compensation split of Bitcoin awarded to the Company by the mining pool as consideration payable to a customer per ASC 606-10-32-25.

Step 2 Conclusion:  Based on the analysis above, the Company’s only performance obligation to Foundry and Canaan under the Hosting Contracts is the transfer of hosting services (primarily comprised of electrical power supply and Internet access, in addition to racking infrastructure, general maintenance and operations, ambient cooling, and miner reboots). Because there is not another party involved in the transfer of hosting services to Foundry and Canaan, the principal versus agent considerations are not applicable. The Company acts as the principal, however, with regard to the Bitcoin mining activities that result in consideration under the Hosting Contracts because the Company integrates its hosting services with the Bitcoin miners owned by Foundry and Canaan to create the combined output of performing hash computations to the mining pool (which is a separate performance obligation under the Company’s contract with the mining pool operator).

Step 3: Determine the Transaction Price

(3)	What is the amount of consideration to which the Company expects to be entitled in exchange for the transfer of hosting services to Foundry and Canaan under the Hosting Contracts?

For contracts within the scope of ASC 606, the third step of the revenue standard is to determine the transaction price for the contract, which is the amount of consideration to which the entity expects to be entitled in exchange for the promised goods or services in the contract. ASC 606-10-32-3 states the following:

“606-10-32-3  The nature, timing, and amount of consideration promised by a customer affect the estimate of the transaction price. When determining the transaction price, an entity shall consider the effects of all of the following:
a.	Variable consideration (see paragraphs 606-10-32-5 through 32-10 and 606-10-32-14)
b.	Constraining estimates of variable consideration (see paragraphs 606-10-32-11 through 32-13)
c.	The existence of a significant financing component in the contract (see paragraphs 606-10-32-15 through 32-20)
d.	Noncash consideration (see paragraphs 606-10-32-21 through 32-24)
e.	Consideration payable to a customer (see paragraphs 606-10-32-25 through 32-27).”

The Hosting Contracts contain a variable cost-of-power fee (denominated in cash) that is directly tied to the energy used by the hosted Bitcoin mining machines, but it is impacted by other factors as well. Under the Hosting Contracts, the cost-of-power fee is calculated as 50% of the energy used by the Bitcoin mining machines multiplied by a formulaically derived rate. This rate is calculated by dividing (1) all fuel costs, operations and maintenance expenses, general and administrative expenses, and financing charges incurred by the Panther Creek Plant (subject to certain adjustments), multiped by 110%, by (2) the total number of megawatt hours generated by the Panther Creek Plant and purchased from the grid by the Panther Creek Plant to supply the data center. Stated differently, it is mathematically equivalent to express the cost-of-power fee as follows: the energy used by the hosted Bitcoin mining machines, multiplied by 55%, multiplied by the quotient of (1) all fuel costs, operations and maintenance expenses, general and administrative expenses, and financing charges incurred by the Panther Creek Plant (subject to certain adjustments) and (2) the total number of megawatt hours generated by the Panther Creek Plant and purchased from the grid by the Panther Creek Plant to supply the data center.

The Hosting Contracts also contain variable consideration in the form of a 50% share of the Bitcoin awarded to the Company by the mining pool operator.

ASC 606-10-32-5 states that “[i]f the consideration promised in a contract includes a variable amount, an entity shall estimate the amount of consideration to which the entity will be entitled in exchange for transferring the promised goods or services to a customer.”

The Company next evaluated whether the variable consideration under our Hosting Contracts is constrained. Based on our analysis of the guidance in ASC 606-10-32-11 through 32-13, all of the variable consideration is constrained.

ASC 606-10-32-11 states that “[a]n entity shall include in the transaction price some or all of an amount of variable consideration estimated in accordance with paragraph 606-10-32-8 only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.” The Company cannot conclude that it is probable that a significant reversal of cumulative revenue will not occur if the Company included in the transaction price its estimate of the variable cost-of-power fee or its portion of the Bitcoin mined. In further assessing any uncertainty associated with our variable consideration, we evaluated the factors listed in ASC 606-10-32-12 with our consideration of such factors below:

“606-10-32-12  In assessing whether it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur once the uncertainty related to the variable consideration is subsequently resolved, an entity shall consider both the likelihood and the magnitude of the revenue reversal. Factors that could increase the likelihood or the magnitude of a revenue reversal include, but are not limited to, any of the following:

a.
The amount of consideration is highly susceptible to factors outside the entity's influence. Those factors may include volatility in a market, the judgment or actions of third parties, weather conditions, and a high risk of obsolescence of the promised good or service.

The cost-of-power fee included in the Hosting Contracts is highly susceptible to factors outside of our influence. We operate our own power plants, but we can only control our own costs to a certain extent because of unplanned outages and unpredictable fuel costs. The cost-of-power fee is also based on the unknown number of megawatts the hosted Bitcoin miners will consume, which fluctuates based on temperature, our ability to generate power and/or import power, plant uptime, miner uptime, etc. For our portion of the Bitcoin mined, the volume and price of the Bitcoin mined is highly susceptible to factors outside of our influence, primarily resulting from Bitcoin mining economics, the FFPS payouts of the mining pool, and general volatility in the market.

b.	The uncertainty about the amount of consideration is not expected to be resolved for a long period of time.

The uncertainty associated with consideration for the remaining contract term will not be resolved until the end of the initial 24-month terms of the Hosting Contracts. There are too many variables (detailed above) that make it extremely difficult and unreasonable to adequately estimate the amount of variable consideration that we expect to be entitled to.

c.	The entity's experience (or other evidence) with similar types of contracts is limited, or that experience (or other evidence) has limited predictive value.

We now have experience with two different hosting contracts that are very similar in nature. However, that experience has limited predictive value when assessing the likelihood or magnitude of a revenue reversal based on constrained estimates of variable consideration.

d.	The entity has a practice of either offering a broad range of price concessions or changing the payment terms and conditions of similar contracts in similar circumstances.

We do not have a history of offering a broad range of price concessions or changing the payment terms and conditions of similar contracts in similar circumstances. As such, this factor is not applicable to the Company.

e.	The contract has a large number and broad range of possible consideration amounts.”

Our hosting contracts have a large number or broad range of possible consideration amounts because of the numerous variables described above (i.e., unplanned outages, unpredictable fuel costs, megawatt consumption, temperature, our ability to generate and/or import power, plant uptime, miner uptime, Bitcoin mining economics, the FFPS payout of the mining pool, and general volatility in the market, etc.).

Based on our analysis of the factors above, the Company concludes that all of the variable consideration under the Hosting Contracts is constrained. The Company also notes that ASC 606-10-32-13 is not applicable because we do not have consideration in the form of a sales-based or usage-based royalty that is promised in exchange for a license of intellectual property.

Because all of the variable consideration under the Hosting Contracts is constrained – meaning, we cannot reasonably estimate the variable consideration to ensure it’s probable that a revenue reversal will not occur – the Company next considered ASC 606-10-32-14, which states, in part, that “[a]t the end of each reporting period, an entity shall update the estimated transaction price (including its assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period.” At each reporting date (monthly and quarterly), the Company updates its estimate of the transaction price and concludes that it can include in the transaction price the actual amount of the cost-of-power-fee and our portion of the Bitcoin mined because the uncertainty is resolved. For the cost-of-power fee, any such uncertainty about the amount of consideration is resolved within the month of closing once actual costs and power production/consumption data are known. For our portion of the Bitcoin mined, any such uncertainty about the amount of consideration is resolved within the month of closing (and can be calculated daily) as we can calculate our Bitcoin payouts based on a contractual formula in our contracts with mining pool operators.

As noted above, the Hosting Contracts contain noncash consideration in the form of Bitcoin which also requires separate analysis under ASC 606-10-32-21 through 32-24. As previously noted, the Bitcoin mining activities that result in consideration under the Hosting Contracts is governed by a separate contract between the Company and Foundry (as the mining pool operator) and should not be combined with the Hosting Contracts. As such, the Company evaluated this noncash consideration in the form of Bitcoin under the Company’s separate contract with the mining pool operator (Foundry).

As is the case with all cryptocurrency mining revenues, the Company’s enforceable right to compensation begins when, and lasts as long as, the Company performs hash computations for the mining pool operator. The contract term of any mining pool agreement is less than 24 hours because of the option to renew for successive contract terms continuously throughout each day. Both parties – us and the mining pool operator – can terminate the mining pool contract at any time without penalty. Therefore, the Company values the noncash consideration (Bitcoin) associated with its Bitcoin mining activities at contract inception each day – which is consistent with ASC 606-10-32-21 and our accounting policy for all cryptocurrency mining revenues. Fair value of the noncash consideration (Bitcoin) is determined using the quoted spot price of Bitcoin on the Company’s primary trading platform for Bitcoin at the end of the day of contract inception (i.e., 4:00pm EST each day) at the single Bitcoin level. This amount is recognized in revenue on the same day that control of the contracted service transfers to the mining pool, which is the same day as contract inception and when hash rate is provided. This accounting remains the same whether the Bitcoin mining revenues are generated from mining machines owned by us or from hosted mining machines provided by our hosting customers.

If the Bitcoin mining activities that result in consideration under the Hosting Contracts were not considered to be part of a separate contract, it would appear that all Bitcoin mined throughout the initial hosting agreement term of 24 months should be valued at contract inception (i.e., on day 1 of the hosting agreement). This accounting would not best reflect the core principle of the revenue standard (ASC 606-10-05-3) because of the general volatility of the noncash consideration (Bitcoin) and how Bitcoin is mined continuously throughout each day (so long as the hosted Bitcoin miners are performing hash computations for the mining pool operator). As previously disclosed, it is our Company’s general strategy to convert our Bitcoin nearly immediately into cash (usually within a few days or a week from the time we receive or earn the Bitcoin). As such, valuing all Bitcoin awards at the time of contract inception for the Hosting Contracts would not accurately reflect the true economics of our Bitcoin mining activities. We believe that our accounting is most appropriate because we recognize Bitcoin mining revenues in an amount that best reflects the consideration that we are paid each day in exchange for providing computing power and performing hash computations to the mining pool.

Because of the significant judgment involved in this accounting conclusion, the Company also proactively completed a SAB 99 materiality analysis to evaluate the difference between the two accounting approaches. Our SAB 99 conclusion is that any impact to our quarterly or annual historical periods for 2023 would be immaterial, both quantitatively and qualitatively. For example, the impact to our reported revenues for the year ended December 31, 2023, would have been a decrease of approximately 1.7%. Similarly, the impacts to operating loss and net loss for the year ended December 31, 2023, would have been an increase of approximately 0.3% and 0.2%, respectively.

The Company also evaluated the transaction price for the mining portion of the Hosting Contracts under ASC 606-10-32-3e and determined that the 50% compensation split of Bitcoin awarded by the mining pool is consideration payable to a customer per ASC 606-10-32-25 through 32-27. Although this 50% compensation split is denominated in noncash consideration (Bitcoin), which is not specifically identified as consideration payable to a customer under ASC 606-10-32-25, the Company has accounted for this consideration payable to a customer as a reduction of the transaction price and, therefore, of revenue. The reason for this accounting treatment is because payment of the 50% of Bitcoin mined to Foundry and Canaan under the Hosting Contracts is not in exchange for a separately identifiable good or service (i.e., the customers’ transfer of Bitcoin miners is not a distinct good within the context of the Hosting Contracts).

The Company acknowledges that the 50% compensation split can be economically linked to the Hosting Contracts and results from the customers’ transfer of Bitcoin miners to our Panther Creek power plant. However, the Company’s analysis of ASC 606-10-25-21 (regarding the combination of promises that are not separately identifiable) results in the same conclusion as noted above. The customers’ transfer of Bitcoin miners to the Company does not create value on its own. Rather, the hosting services provided by the Company are integral to an effective and mutually beneficial hosting contract. Only in combination do these inputs (hosting services and Bitcoin miners) significantly modify each other to make it possible to provide computing power and perform hash computations for the mining pool operator. In other words, the Bitcoin miners provided by our hosting customers are highly interdependent and interrelated with other promises in the contract. As such, the 50% compensation split of Bitcoin paid to Foundry and Canaan is consideration payable to a customer under ASC 606 because it is not in exchange for a distinct good within the context of the Hosting Contracts. Such consideration payable to a customer is excluded from the transaction price, which results in recognizing the mining portion of our cryptocurrency hosting revenues on a “net basis” (i.e., for only our portion, or 50%, of the Bitcoin mined).

Step 3 Conclusion:  Based on the analysis above, the transaction price of the Hosting Contracts is the variable cost-of-power fee (denominated in cash) and the Company’s portion of the Bitcoin mined (denominated in Bitcoin). Any estimates associated with this variable consideration is constrained. Therefore, each quarterly reporting period when the uncertainty is resolved, the Company includes in the transaction price the actual amount of the cost-of-power-fee and our portion of the Bitcoin mined. In addition, the Company determined that the 50% compensation split of the Bitcoin mined by the Bitcoin mining machines under the Hosting Contracts is consideration payable to a customer. Per ASC 606-10-32-25 through 32-27, such consideration payable to a customer is excluded from the transaction price. This results in recognizing the mining portion of our cryptocurrency hosting revenues on a “net basis” (i.e., for only our portion, or 50%, of the Bitcoin mined) – which represents a reduction in the “gross” transaction price determined under Step 2 above related to the evaluation of principal versus agent.

Step 4: Allocate the Transaction Price to the Performance Obligations

(4)	How should the transaction price be allocated to the performance obligation(s) under the Hosting Contracts?

For contracts within the scope of ASC 606, the fourth step of the revenue standard is to allocate the transaction price (determined in the third step above) to the performance obligations (identified in the second step above). The only performance obligation identified in our analysis of the Hosting Contracts is the transfer of hosting services (primarily comprised of electrical power supply and Internet access, in addition to racking infrastructure, general maintenance and operations, ambient cooling, and miner reboots). Since there is only one performance obligation in our Hosting Contracts, it is not necessary to allocate the transaction price (per ASC 606-10-32-30 and further consideration of ASC 606-10-32-39 through 32-41).

The Company’s only performance obligation in its contract with the mining pool operator is to provide computing power and perform hash computations to the mining pool. As stated above, since there is only one performance obligation in our Hosting Contracts, it is not necessary to allocate the transaction price (which is limited to our portion, or 50%, of the Bitcoin mined).

Step 4 Conclusion:  Based on the analysis above, all consideration for the Hosting Contracts is allocated to the transfer of hosting services because that is the Company’s only performance obligation under the Hosting Contracts. Similarly, our portion, or 50%, of the Bitcoin mined is allocated to the provision of computing power and hash computations because that is the Company’s only performance obligation under the Company’s contract with the mining pool operator.

Step 5: Determine When to Recognize Revenue

For contracts within the scope of ASC 606, the fifth step of the revenue standard is to determine when to recognize revenue in relation to a performance obligation. Per ASC 606-10-25-23, “[a]n entity shall recognize revenue when (or as) the entity satisfies a performance obligation by transferring a promised good or service (that is, an asset) to a customer. An asset is transferred when (or as) the customer obtains control of that asset.” Control is transferred when the customer has the ability to direct the use and obtain substantially all of the remaining benefits of the good or service. ASC 606 requires the Company to determine, at contract inception, whether control of a good or service transfers to a customer over time or at a point in time. Regarding the satisfaction of performance obligations over time, ASC 606-25-27 states the following:

“606-10-25-27  An entity transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognizes revenue over time, if one of the following criteria is met:
a.	The customer simultaneously receives and consumes the benefits provided by the entity's performance as the entity performs (see paragraphs 606-10-55-5 through 55-6).
b.	The entity's performance creates or enhances an asset (for example, work in process) that the customer controls as the asset is created or enhanced (see paragraph 606-10-55-7).
c.
The entity's performance does not create an asset with an alternative use to the entity (see paragraph 606-10-25-28), and the entity has an enforceable right to payment for performance completed to date (see paragraph 606-10-25-29).”

The Company determined that the Hosting Contracts meet the criterion in ASC 606-25-27a to be recognized over time as Foundry and Canaan simultaneously receive and consume the benefits provided by the Company’s performance of its hosting services. This conclusion is further supported by the fact that another party would not need to substantially reperform the work completed to date (i.e., the Company’s transfer of hosting services) if another party were to replace the Company and fulfill the remaining performance obligation to the hosting customers. This consideration is detailed in ASC 606-10-55-6 to clarify situations where a customer simultaneously receives and consumes the benefits provided by an entity’s performance.

Step 5 Conclusion:  Based on the analysis above, the Company recognizes revenue for the variable (cash) consideration exchanged for the transfer of hosting services to Foundry and Canaan over time and throughout the term of the Hosting Contracts. This revenue recognition occurs each reporting period when any uncertainty regarding the amount of variable consideration is resolved. The Company also recognizes revenue for our portion of the Bitcoin mined (noncash consideration) at fair value each day. This is consistent with our accounting policy for all cryptocurrency mining revenues, where we recognize revenue on the same day that control of the contracted service transfers to the mining pool (which is the same day as contract inception and when hash rate is provided). Instead of recognizing the mining portion of our cryptocurrency hosting revenues on a “gross basis,” the 50% compensation split that is paid to our hosting customers in Bitcoin per the Hosting Contracts results in the Company recognizing Bitcoin mining revenues on a “net basis” for only its portion, or 50%, of the Bitcoin awarded by the mining pool.

•	If your hosting agreement contains a lease, provide your analysis of the separation guidance in ASC 606-10-15-4.

RESPONSE:  Please refer to our comprehensive accounting analysis above that addresses each of the five steps outlined in ASC 606-10-05-4, including this specific comment on page 9 above.

•	With regards to step one in ASC 606-10-05-4:
o	Expand your analysis to more fully address ASC 606-10-25-1 through 25-9.

RESPONSE:  Please refer to our comprehensive accounting analysis above that addresses each of the five steps outlined in ASC 606-10-05-4, including this specific comment on pages 8-13 above.

o
Tell us your consideration of whether the hosting agreements and the mining pool operator agreements should be combined under ASC 606-10-25-9. In your response, clarify for us whether mining activities under the Cantaloupe hosting agreement are directed towards a Cantaloupe operated mining pool. In that regard, we note that section 3.2 of the Cantaloupe hosting agreement indicates that Cantaloupe, through its mining pool, shall send earned rewards on a daily basis to a pool subaccount as bitcoins are mined by the bitcoin miners.

RESPONSE:  Please refer to our comprehensive accounting analysis above that addresses each of the five steps outlined in ASC 606-10-05-4, including this specific comment on pages 12-13 above.

o
More clearly articulate the termination rights of each party to the hosting agreement, citing applicable agreement sections, including whether the agreement can be terminated or modified by either party at any time and whether the ASC 606 customer has the unilateral enforceable right to terminate a wholly unperformed contract without compensating the other party (or parties). See, e.g., ASC 606-10-25-3 and 25-4.

RESPONSE:  Please refer to our comprehensive accounting analysis above that addresses each of the five steps outlined in ASC 606-10-05-4, including this specific comment on pages 9-11 above.

o
In your response to prior comment 4 in your letter dated March 6, 2024, you state that the hosting customer has the right, in its sole discretion, to request that you suspend the operation of all or any of the Bitcoin miners. Please tell us where this right is located in your hosting agreements. Additionally, please tell us whether you believe this right is the equivalent of a termination right.

RESPONSE:  Please refer to our comprehensive accounting analysis above that addresses each of the five steps outlined in ASC 606-10-05-4, including this specific comment on page 11 above.

o
You have told us the agreements may not be terminated by your customer without penalty until the end of the 24-month term. Please describe the penalty incurred by early termination and indicate the appropriate sections of the contract that discuss the termination penalty.

RESPONSE:  Please refer to our comprehensive accounting analysis above that addresses each of the five steps outlined in ASC 606-10-05-4, including this specific comment on pages 10-11 above.

o	Explain how the termination rights in the agreement inform your determination of the duration of the contract for purposes of ASC 606 and its inception. See, e.g., ASC 606-10-25-4.

RESPONSE:  Please refer to our comprehensive accounting analysis above that addresses each of the five steps outlined in ASC 606-10-05-4, including this specific comment on pages 9-11 above.

•	With regards to step two in ASC 606-10-05-4:
o
Analyze whether you are the principal or the agent in the transactions under ASC 606-10-55-36 through 55-40. In this regard, we note that sections 1.3 of the Foundry hosting agreement and section 1.2 of the Cantaloupe hosting agreement suggest that the hosting customer may control the hash computations prior to delivery to the mining pool.

RESPONSE:  Please refer to our comprehensive accounting analysis above that addresses each of the five steps outlined in ASC 606-10-05-4, including this specific comment on page 17 above.

o
Your response to our comment 4 states your determination that you are the principal in the hash calculation service provided by the miners you host under the hosting agreement. Please tell us how you are accounting for the consideration received from the mining pool operators for the hash calculation service provided by the miners you host. For example, tell us if you record 100% of the bitcoin received from the mining pool operator for the hash calculation service provided by the miners you host and a cost of revenues for the portion of such mining revenues retained by your hosting agreement customers.

RESPONSE:  Please refer to our comprehensive accounting analysis above that addresses each of the five steps outlined in ASC 606-10-05-4, including this specific comment on page 17 above.

•
With regards to step three in ASC 606-10-05-4, explain how you determined the transaction price, including whether any consideration is constrained. We note that the hosting agreement specifies payment in cash, the amount of which varies primarily based on electricity usage, and bitcoin, the amount of which varies based on the mine pool operator agreement.

RESPONSE:  Please refer to our comprehensive accounting analysis above that addresses each of the five steps outlined in ASC 606-10-05-4, including this specific comment on pages 18-21 above.

Should you have any questions with respect to the foregoing or if any additional supplemental information is required, please contact Daniel LeBey or Shelley Barber, each of Vinson & Elkins L.L.P., at (804) 327-6310 and (212) 203-5750, respectively.

Very truly yours,

STRONGHOLD DIGITAL MINING, INC.

By:	/s/ Matthew J. Smith
Name:	Matthew J. Smith
Title:	Chief Financial Officer